SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Celebrates its Fifth Anniversary as Brazil’s Second Largest Carrier

São Paulo , January 13, 2006 – GOL Linhas Aéreas Inteligentes (Bovespa: GOLL4 and NYSE: GOL), Brazil’s low cost, low fare airline, marks its fifth anniversary of operations on January 15th. In December 2005, the Company’s market share rose to 30%, making it the second largest domestic carrier in the Brazilian market. GOL is credited with introducing the previously unheard of low cost, low fare concept in Brazil, and began the unprecedented task of popularizing air transportation throughout the country by offering the lowest fares in the market.

GOL’s path has been successful. The Company began operations in 2001 with only six aircraft. Today, GOL’s fleet is composed of 42 Boeing 737 with plans to have a fleet of 86 aircraft by 2010. GOL’s load factor is the highest in the industry. In 2005, the Company’s average load factor was 74%; the average industry load factor was 70% over the same period. Additionally, the Company had the highest punctuality rate through the fourth quarter of 2005. At the beginning of operations, GOL operated 51 flights per day to seven destinations; today, the Company operates over 430 daily flights – every three minutes one of GOL’s aircraft departs to one of 49 destinations where GOL has operations. In its first seven months of operation, the Company had already carried its first 1 million passengers. Today, GOL carries one million passengers every three weeks.

The Company aims to provide affordable air transportation across South America, and in December, 2004, launched its first international flight to Buenos Aires, Argentina. Today, GOL flies to six international destinations, in addition to being the only airline that flies to all Brazilian State Capitals.

In June 2004, GOL became only the second Brazilian company to simultaneously conduct Initial Public Offerings (IPOs) on both the Bovespa – Level 2 – and New York Stock Exchange (NYSE). It works to employ best practices in corporate governance and its profitability ranks it as one of the best companies in the global airline sector.

One of the Company’s reasons to celebrate over the past five years are the high levels of satisfaction enjoyed by GOL’s customers. A customer survey in September 2005 revealed that GOL's service, punctuality, ticket prices, customer service and comfort in addition to the Company's easy to use technology has won passengers over. This survey revealed that 92% would fly GOL again and 89% would recommend GOL to other people. Furthermore, 95% of the passengers see GOL as an innovative, modern and intelligent company while 96% consider it to be practical, youthful and simple. GOL is now the 8th most valuable brand in Brazil and the most valuable brand in the Brazilian airline sector.

GOL believes in supporting future generations through the actions of Pastoral da Criança. The Company was the first one to receive a Gold Partner certificate from Pastoral da Criança in 2005. Currently, the Company supports over ten charities nationwide, supporting the environment, health, education, society, sports and culture. Some of the other charities GOL supports include Fundação GOL de Letra, ONG Expedicionários da Saúde, Expedição Vaga-lume and Instituto Criar de TV e Cinema e SOS Mata Atlântica.

Today, the Company employs over 5,000 people, many of whom are working at their first job. GOL’s corporate environment encourages employees to be self-sufficient, while also fostering team spirit and commitment to reducing costs and maintaining open communication channels. “Over the next five years, we will continue to spread the “GOL Effect” (low fares stimulating demand) and aim to be recognized as the company that popularized high quality, low cost air transportation across South America. Always based on the main principles on which the Company was founded: quality service, technological innovation, operational efficiency and commitment to teamwork,” says Constantino de Oliveira Junior, President and CEO of GOL Linhas Aéreas Inteligentes.

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a low cost, low fare airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. The Company has one of the youngest and most modern fleets in the industry resulting in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 430 daily flights to 49 major business and travel destinations in Brazil, Argentina, Bolivia, Uruguay and Paraguay with substantial expansion opportunities. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL’s shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 0004 055 127 in Uruguay, 009 800 55 1 0007 in Paraguay and 5511 2125-3200 in other countries.

Contact: GOL Linhas Aéreas Inteligentes S.A.
tel.: (5511) 5033-4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br/ir

or

Media – Brazil and Latin America:	Media – U.S. and Europe:
Roberta Corbioli or Simone Luciano	Meaghan Smith
MVL Comunicação (São Paulo)	Gavin Anderson & Company (New York)
Tel.: (5511) 3049-0341 / 0343	Tel.: 212-515-1904
e-mail: roberta.corbioli@mvl.com.br	e-mail: msmith@gavinanderson.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.